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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

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                          SANTA FE PACIFIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          SANTA FE PACIFIC CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK--802183 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              JEFFREY R. MORELAND
                    VICE PRESIDENT--LAW AND GENERAL COUNSEL
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                 (708) 995-6000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:
                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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  Santa Fe Pacific Corporation (the "Company") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Nature of Solicitation or Recommendation. The Board of Directors of Santa Fe Pacific Corporation continues to recommend that stockholders do not accept the Union Pacific Offer at this time. That recommendation remains subject to change as events unfold that will clarify whether a transaction with Union Pacific is in the stockholders' best interest.

  (b) Reasons for Position. Union Pacific has now obtained an informal non-binding opinion from the staff of the ICC that Union Pacific's proposed voting trust is consistent with applicable ICC policies. However, there remain other areas of concern with Union Pacific's Offer, including the Company's belief that Union Pacific should improve the financial terms of its offer and the fact that the Offer is subject to a number of conditions.

  The Company has agreed to meet with Union Pacific to help determine what course of action is in the best interest of the Company's shareholders. It would be a mistake for the Company and its shareholders to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated October 21, 1993 (the "Engagement Letter"), the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the possible merger with, or sale of stock or assets to, Burlington Northern. On November 28, 1994, the Engagement Letter was revised (i) to provide that Goldman Sachs will act as the Company's financial advisor with respect to any acquisition proposal which Union Pacific has made or may make or any purchase of stock or assets by Union Pacific and
(ii) to reduce the maximum transaction fee payable to Goldman Sachs from $15 million to $12.5 million. Pursuant to the terms of the Engagement Letter as so amended, if a merger with, or sale of stock or assets to, Burlington Northern or Union Pacific is accomplished in one or a series of transactions, the Company will pay Goldman Sachs upon consummation of such transaction or transactions a transaction fee of .045% of the aggregate consideration paid in such transaction or series of transactions with a maximum transaction fee of $12.5 million. As part of this fee, the Company will pay Goldman Sachs $5 million upon stockholder approval of any such transaction (which will be credited towards the total transaction fee). The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the Federal securities laws.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  On November 29, 1994, the Company announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  On November 29, 1994 the Company announced that it has postponed the special shareholders meeting to vote on the Merger with Burlington Northern from December 2 to December 16, 1994. The meeting is now scheduled to take place at 2:00 p.m. Central time on December 16, 1994, at the Hyatt Regency O'Hare,
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9300 West Bryn Mawr Avenue, Rosemont, Illinois. The record date for the meeting remains October 19, 1994.

  The Company's Board of Directors adopted a Shareholder Rights Plan on November 28, 1994 which is described in the Company's Form 8-K filed with the Commission on November 29, 1994.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

                                                                    SEQUENTIAL
  EXHIBIT                                                            NUMBERED
    NO.                          DESCRIPTION                           PAGE
  -------                        -----------                        ----------
 Exhibit 1 --Pages 36 to 39 of the Company's Joint Proxy
            Statement/Prospectus dated October 12, 1994.*
 Exhibit 2 --Form of Letter to Stockholders of the Company, dated
            November 22, 1994.*
 Exhibit 3 --Form of Press Release issued by the Company on
            November 22, 1994.*
 Exhibit 4 --Press Release issued by the Company on November 29,
            1994.
 Exhibit 5 --Form of Letter to Shareholders of the Company, dated
            December 1, 1994.

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*  Previously filed with the Original Schedule 14D-9

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 1994                          /s/ Jeffrey R. Moreland
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(DATE)                                    Jeffrey R. Moreland
                                          Vice President--Law
                                          and General Counsel

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